NEWS RELEASE
TSX: ELD NYSE: EGO	February 23, 2017

Eldorado Reports 2016 Year-End and Fourth Quarter

Financial and Operational Results

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) today reported the Company’s financial and operational results for the fourth quarter and year-ended December 31, 2016.

2016 Financial and Operational Highlights (including discontinued operations)

▪	Loss of $344.2 million ($0.48 per share), compared to a loss of $1,540.9 million or $2.15 per share in 2015. Adjusted net earnings of $47.4 million ($0.07 per share) compared to adjusted net earnings of $13.2 million ($0.02 per share) in 2015.
▪	Gold production of 486,025 ounces (including production from discontinued operations), slightly lower than the revised third quarter guidance of 495,000 ounces of gold.
▪	Gold revenues were $605.9 million on sales of 483,461 ounces of gold at an average realized gold price of $1,253 per ounce.
▪	All-in sustaining cash costs averaged $900 per ounce; considerably lower than original 2016 guidance of all-in sustaining costs of $940-980 per ounce.
▪	Closed the year with total liquidity of approximately $1.1 billion, including $888.5 million in cash, cash equivalents and term deposits, and $250 million in undrawn lines of credit.
▪	Completed sale of Chinese assets, which included: the White Mountain and Tanjianshan mines and the Eastern Dragon development project to an affiliate of Yintai Resources Co. Ltd, and the Jinfeng Mine to a wholly-owned subsidiary of China National Gold Group Corporation.
▪	Olympias Phase II is scheduled to begin commissioning in the first quarter 2017.
▪	Construction at Skouries continues on track for anticipated 2019 start-up.
▪	Continued improvement to the overall safety record with a reduction in the lost time injury rate for the fifth consecutive year.
▪	The Company declared that it will pay a dividend of CDN$0.02 per Common Share on March 16, 2017, to the holders of the Company’s outstanding Common Shares on the record date of March 7, 2017.
▪	Announced the planned retirement of President and Chief Executive Officer Paul Wright and named George Burns as his successor, in addition to changes to the Board of Directors.

“2016 was a transitional year for Eldorado with Olympias and Skouries in Greece firmly on track, and the Chinese assets successfully sold. As we move into 2017, I strongly believe that Eldorado is now set for the next phase of the Company’s growth. We are well positioned to focus on and build our internal pipeline of quality assets. We have the cash balance to internally fund our capital growth plans. We have the right team in place to execute with George Burns poised to become the next President and CEO.” said Paul Wright, President and Chief Executive Officer.

Throughout this press release we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non IFRS measures. Please see our MD&A for an explanation and discussion of these non IFRS measures. All dollar amounts in US$, unless stated otherwise.

1

Reserves and Resources

The Company ended 2016 with proven and probable gold reserves of 484 million tonnes at 1.24 grams per tonne gold containing 19.3 million ounces. A gold price of $1,200 per ounce was used in the reserve estimates, the same as last year.

Million Ounces
Proven and probable in-situ gold ounces as of January 1, 2016	24.89
Mined ounces including mining depletion during 2016	(0.74)
Sale of China assets	(3.27)
Net discovered ounces and converted resources during 2016	0.09
Net decrease due to engineering and metallurgy	(1.71)
Proven and probable in-situ gold ounces as of December 31, 2016	19.26

The complete mineral reserve and mineral resource data can be found at the end of this news release and includes the data for tonnes, grades and ounces.

The 22.6% overall reduction in reserve ounces was primarily attributable to the sale of the Chinese assets followed by a reduction in reserve ounces at Kisladag. The adjustment in ounces at Kisladag was the result of maximizing near-term profitability while designing a 13 million tonne per annum pit. There were also additional downward adjustments based on recovery factors for certain ore types.

2016 Financial Results (including discontinued operations)
($ millions except as noted)

2016	Q1	Q2	Q3	Q4	2016
Revenues	164.1	171.5	174.0	140.6	650.2
Gold revenues	160.0	162.7	156.0	127.2	605.9
Gold sold (oz)	133,467	128,090	116,882	105,022	483,461
Average realized gold price ($/oz)	1,198	1,270	1,335	1,211	1,253
Cash operating costs ($/oz)	603	607	566	531	579
All-in sustaining cash cost ($/oz)	886	933	890	880	900
Gross profit from gold mining operations	41.2	55.5	64.6	42.2	203.5
Adjusted net earnings (loss)	(0.7)	11.7	33.5	2.9	47.4
Net profit (loss) (1)	(2.5)	(329.9)	20.7	(32.5)	(344.2)
Earnings (loss) per share – basic ($/share) (1)	(0.00)	(0.46)	0.03	(0.05)	(0.48)
Earnings (loss) per share – diluted ($/share) (1)	(0.00)	(0.46)	0.03	(0.05)	(0.48)
Cash flow from operating activities (2)	25.1	38.1	52.9	25.9	142.0
(1)	Attributable to shareholders of the Company
(2)	Before changes in non-cash working capital
2

Review of Annual Financial Results

Loss attributable to shareholders of the Company was $344.2 million, ($0.48 per share), compared to a loss of $1,540.9 million, ($2.15 per share) in 2015. The loss in 2016 was mainly due to the $351.2 million loss recorded on the sale of the Company’s Chinese assets as well as $13.0 million in transaction costs, and $17.2 million in unrealized non-cash losses on foreign exchange translation of deferred income tax balances. The loss in 2015 was mainly due to impairment losses, net of tax, in the amount of $1,423.0 million, and a deferred income tax charge of $63.5 million related to a change in income tax rates in Greece.

Adjusted net earnings for the year were $47.4 million ($0.07 per share) as compared with $13.2 million ($0.02 per share) for 2015. While gross profits from gold mining operations, including discontinued operations, were $26.5 million lower year over year, gross profit from Stratoni was $18.1 million higher. General and administrative expenses, defined pension plan expense, and share based payments fell a combined $8.9 million year over year. Tax expense fell approximately $22.0 million, excluding the impact of the sale of the Company’s Chinese assets, due to lower withholding taxes on dividends declared by Company subsidiaries and a decrease in the effective tax rate related to lower taxable income from our Chinese operations which have a 25 percent income tax rate as compared to Turkey which has a 20 percent income tax rate. Foreign exchange loss was $2.7 million as compared with $15.0 million in 2015, as the value of the Canadian dollar and Brazilian real in comparison to the US dollar stabilized during 2016, after falling significantly during 2015.

Gold sales volumes decreased year over year, reflecting lower gold production at Kisladag and the sale of the Company’s Chinese mines during the year. Gross profit from gold mining operations including discontinued operations fell due to lower sales volumes and higher unit costs, partly offset by higher gold prices. Gross profit from continuing gold mining operations (Kisladag and Efemcukuru) increased slightly year over year on higher realized gold prices and lower unit operating costs.

Review of Quarterly Financial Results

Loss attributable to shareholders of the Company for the quarter was $32.5 million ($0.05 per share) as compared to a loss for the quarter ended December 31, 2015 of $1,238.0 million ($1.73 per share). Adjusted earnings were $2.9 million as compared to 2015 adjusted loss of $19.3 million. The main factors that impacted adjusted earnings for the fourth quarter year over year were lower sales volumes partly offset by higher gold prices. During the fourth quarter of 2015 the Company recorded an impairment charge attributable to shareholders of the Company, net of taxes, of $1,249.6 million mainly related to its Skouries project.

2016 Review and 2017 Outlook

TURKEY

Kisladag

In 2016 the original guidance for Kisladag was estimated between 225,000-240,000 ounces of gold at cash costs of $550-600 per ounce. Total production of 211,161 ounces was lower due to slower than expected leach rates from certain ore types mined earlier in the year. While gold production improved in the final quarter to 59,416 ounces, leach pad inventory levels over the year increased by approximately 35,500 ounces. A reduction in leach pad inventory levels of approximately 6,800 ounces occurred during the fourth quarter due to the installation of new leach trains. The average ore grade placed on the leach pad during the year was 0.80 grams per tonne gold and the average cash operating cost was $474 per ounce.

3

Capital expenditures for the year were $39.8 million and consisted of capitalized waste stripping, leach pad construction, mine equipment overhauls along with various process improvements.

In 2017, Kisladag is expected to place 13.1 million tonnes of ore on the leach pad at a grade of 0.94 grams per tonne gold with a strip ratio of 1.2:1, producing between 230,000 – 245,000 ounces of gold. It is anticipated that with a continued increase in gold grade to 0.94 grams per tonne, leach pad inventory levels are expected to remain constant year over year. Mining in the pit throughout 2017 will return to areas with expected higher metallurgical recoveries. Projected cash costs of $500-550 per ounce are based on minimal tonnes of run of mine material being treated in 2017, in combination with reduced waste mining requirements under the new mine plan. Sustaining capital expenditures for the year are estimated to be $45.0 million, similar to the 2016 actual spend of $41.5 million.

Average ore grades for 2018 and 2019 are expected to be slightly over 1.00 grams per tonne with a strip ratio averaging 1.6:1.  Kisladag is expected to produce an average of 285,000 ounces per year with cash operating costs between $425-475 per ounce; previous guidance was based on an expansion to a 20 million tonne per annum mining rate.

Efemcukuru

During 2016 Efemcukuru met its original production guidance of 90,000-100,000 ounces of gold with cash costs between $550-600 per ounce, finishing the year with 98,364 ounces of gold produced at cash operating costs of $514 per ounce. Capital spending of $23.5 million was primarily for underground development, the Kestane Beleni drift and the tailings dam expansion.

In 2017, Efemcukuru is expected to mine and process over 450,000 tonnes of ore at an average grade of 7.3 grams per tonne gold, producing between 95,000-105,000 ounces of gold, at operating costs between $525-575 per ounce. Sustaining capital expenditures for 2017 are expected to be approximately $25.0 million (2016: $23.3 million), spent primarily on underground mine development, waste handling and tailings facilities construction.

GREECE

Stratoni

Stratoni processed 19% more ore tonnes and produced 20% more concentrate in 2016 than in the previous year due to improved mine output and higher zinc grade. Stratoni reported a profit from mining operations of $5.6 million (2015: operating loss $12.5 million). Higher lead and zinc prices resulted in improved profitability in the second half of the year. Sustaining capital expenditures for the year included new mine mobile equipment and upgrades to the processing plant, water treatment circuit and the analytical laboratory.

In 2017, the Company expects to process 187,000 tonnes of ore at grades of 6.0% lead, 9.7% zinc and 155 grams per tonne silver. Sustaining and mine development capital expenditure for the year is expected to be $12.7 million.

The Mavres Petres mine currently has a life of approximately 18 months based on the known proven and probable reserves. Geological potential exists to extend the mine life at Mavres Petres by delineation of additional resources and in 2016 the Company initiated a three-year mine development and drilling program for this purpose at an anticipated total cost of $25 million. The first drilling results are expected in mid-2017.

4

Olympias

In 2016, the Olympias plant retreated 87,350 tonnes of tailings at a grade of 2.47 grams per tonne and produced 2,774 payable ounces of gold in concentrate. Tailings retreatment ceased at the end of February 2016 to allow construction of the new Phase II plant to commence.

Underground mine development and access rehabilitation continued at Olympias during 2016 in readiness for commencement of underground ore production scheduled for the first quarter 2017. A total of 3,680 meters of development and rehabilitation was completed during the year together with 21,400 meters of orebody definition drilling.

Construction of the initial stage of the new Kokkinolakas tailings management facility (TMF) advanced substantially and commissioning is expected by mid-2017.  Capital costs incurred in 2016 totalled $132.1 million, consisting of mine construction, Phase II plant construction, Kokkinolakas TMF construction and capitalized cost for tailings retreatment.

In 2017, the Olympias mine is budgeted to process 267,000 tonnes of ore at grades of 9.6 grams per tonne gold, 3.4% lead, 3.4% zinc and 105 grams per tonne silver. Total site capital expenditure in 2017 is expected to be $85.0 million which includes completion of the Phase II plant, general sustaining capital expenditures, and capital associated with advancement to Phase III including the continued construction of the Kokkinolakas tailings facility along with underground development and water management.

Skouries

Due to delays in the issuance of routine permits and licenses by the Greek permitting authorities, the Company announced the decision to suspend development at Skouries in early 2016. The majority of construction works were on hold for the first half of the year while environmental protection works and care and maintenance activities continued.

On May 9, 2016, the Company received approval of the updated revised Technical Study and the construction team began to remobilise in late May/early June and ramped up over the next few months. During 2016, a total of $43.5 million was spent at Skouries, excluding capitalized exploration and capitalized interest.

Following internal reviews and engineering studies a decision was made to convert the waste management process at the Skouries project from paste tailings to a dry stack tailings disposal concept. This decision facilitates early mining of higher value underground ore and greatly reduces the environmental footprint. Engineering design work was initiated for a single integrated waste management facility and associated filtration plant in the middle of 2016; the basic engineering for the revised scope progressed during the final quarter of 2016, with detailed engineering having commenced in early 2017.

During 2016, work was also completed on the Pre-Feasibility Study for the Skouries underground mine design; feasibility level engineering will be further developed in 2017.

Capital expenditures at Skouries for 2017 are expected to be between $170.0 and $200.0 million, lower than September 2016 guidance mainly due to the flexibility in the capital plan in combination with cost initiatives that are underway. Funds will be used to continue the construction of the process plant and the integrated waste management facility. Development of the decline is continuing, which will allow for extraction of material from the underground soon after the open pit start-up – currently scheduled for 2019.

5

Perama Hill

The project remains on care and maintenance. In 2016, a total of $1.0 million was spent on the Perama Hill project.

CHINA

In 2016 the Company successfully completed the sales of its Chinese assets: its 82 percent interest in the Jinfeng mine to a subsidiary of China National Gold Corporation; and its respective interests in the White Mountain and Tanjianshan Mines and Eastern Dragon Development Project to an affiliate of Yintai Resources Co. Ltd. Combined, the sales of the Company’s Chinese assets generated proceeds of $881.6 million, net of taxes. A loss of $351.2 million was recorded, net of taxes, on the sale of the assets.

Jinfeng

The sale of Jinfeng to China National Gold closed September 6, 2016. Gold production of 68,195 ounces was lower year over year mainly as a result of an incomplete year due to business unit sale, and lower ore tonnage due to completion of the open pit in 2015. Cash operating costs of $705 per ounce were higher year over year mainly due to lower gold production. Capital expenditures of $6.7 million for the year included underground development and the completion of dry stacking facilities at the flotation and carbon in leach tailings dams.

Tanjianshan

The sale of Tanjianshan to Yintai Resources closed November 22, 2016. Gold production of 49,266 ounces was lower year over year mainly due to lower grade and remnant mining from the nearly complete JLG pit, an extended mill shutdown for repairs in the third quarter, and the incomplete year due to the sale. Cash operating costs per ounce of $819 were higher than 2015 mainly due to lower production and head grade. Capital expenditures of $2.1 million for the year included resource drilling and continuing the QLT Deep decline in order to develop the QLT resource.

White Mountain

The sale of White Mountain to Yintai Resources closed November 22, 2016. Gold production of 56,265 ounces was lower year over year due to lower treated grade and an incomplete year due to the sale. Cash operating costs of $731 per ounce were higher than in 2015 as a result of the lower average treated head grade. Capital expenditures of $9.9 million for the year included underground development, resource drilling, and land acquisition to extend the tailings storage facility.

BRAZIL

Tocantinzinho

The Company applied for installation licences for the site, road, and power line and initiated basic engineering for the Tocantinzinho project during 2016. Capital costs incurred at Tocantinzinho totalled $6.0 million for engineering, permitting, land agreements, mobile equipment, and site works including minor camp infrastructure and access road improvements.

Completion of basic engineering for the site and detailed engineering for some infrastructure will be completed in 2017 to prepare for a construction decision and advancement of permitting.  In 2017 the Company expects to spend up to $35.0 million in capital, primarily on engineering, early work construction and general site improvements. This amount could change contingent on permitting and a construction decision.

6

ROMANIA

Certej

In 2015 the Company released the results of the Certej Feasibility Study. The study included improvements in the mine design and further optimization of the flotation and oxidation processes for gold recovery. This study resulted in a decrease in projected capital investment and reduced life of mine capital and operating costs as compared with the previous Pre-Feasibility Study.

Engineering work continued during 2016 on metallurgical testwork and trade off studies with a focus on further optimizations to improve the project and increase the level of engineering confidence. Work continued on the engineering for the permitting process to reflect the proposed changes and such work will continue to be the focus of efforts in 2017. During 2016 a total of $11.6 million was spent on Certej, mainly on geotechnical and metallurgical testing, site preparation and engineering studies.

During 2017, the Company expects to spend approximately $20.0 million at Certej, with a focus on continuing off site infrastructure projects, advancing permitting and support engineering as defined in the 2015 Feasibility Study.

Exploration Review

A total of $26.2 million was spent on exploration programs in 2016. Exploration drilling totaled 51,000 meters and was conducted at 16 projects including early-stage, brownfields and in-mine programs in Turkey, China, Brazil, Greece, Serbia and Romania.

Turkey

At Efemcukuru surface drilling programs tested extensions to previously defined mineralized zones within the Kokarpinar vein system. Greenfields reconnaissance exploration programs evaluated grassroots targets in the eastern Pontide belt and associated with Cenozoic volcanic centres in western Turkey.

China

Prior to the close of the transactions, White Mountain mine exploration drilling was conducted from underground platforms, testing extensions to the North and Far North Zones. Surface drilling programs were completed on the Xiaoshiren license and the White Mountain license. At Tanjianshan exploration drilling was limited to testing step-out targets at the Xijingou deposit and at the Dushugou, Qingshan and Qinlongshan occurrences.

Brazil

In Brazil, option agreements were signed for the large Borborema and Nazareno license areas. Mapping and geochemical sampling programs were conducted on both of these license areas as well as at the Mara Rosa project. An initial drilling program was completed on the Vulture target at Borborema.

Greece

Exploration in Greece included drilling programs at the Fisoka porphyry target and at the Rian prospect near the Skouries deposit. At Mavres Petres, an exploration crosscut was driven into the hangingwall of the Stratoni Fault, enabling systematic underground exploration and definition drilling of the untested down-dip and along-strike extensions to the orebody beginning in early 2017.

7

Romania

In Romania, drilling was conducted at the Brad, Sacaramb, Certej North and Bolcana projects. At Sacaramb, drillholes targeted along-strike extensions of historically mined high-grade vein systems. Two drillholes tested deeper levels of the Bolcana porphyry system, and porphyry and epithermal targets peripheral to the Bolcana system were tested on the adjacent Certej North license.

Serbia

In Serbia, the Company completed acquisition of the KMC project from Euromax Resources Ltd. and acquired five new early-stage licenses. Drilling at KMC tested the Copper Canyon, Gravina and Shanac areas. A large gold-rich magnetite skarn system was identified at Shanac, and will be further drilled in 2017.

2017 Outlook

In 2017 Eldorado expects to produce 365,000-400,000 ounces of gold, including pre-commercial ounces from Olympias Phase II. Cash costs are forecasted at $485-535 per ounce, with all-in sustaining cash costs expected to range from $845-875 per ounce.

The Company’s balance sheet remains one of the strongest in its peer group, with approximately $888.5 million in cash, cash equivalents and term deposits and $250 million in undrawn credit lines. Sustaining capital for gold mining operations in 2017 is estimated to be approximately $70 million. Planned expenditures for mining development total $345 million. Exploration expenditures in 2017 are budgeted at $35 million (65% expensed and 35% capitalized), with a balanced focus on resource delineation and brownfield drilling at existing operations, advancing early-stage projects, and project generation.

Depreciation, depletion and amortization expense is expected to be approximately $335 per ounce of gold sold. General and administrative expense is expected to be approximately $45 million.

Financing Activities

On June 13, 2016, the Company announced that it had renewed its revolving credit facility. The amended and restated credit agreement includes available credit of US$250 million, an accordion feature of US$100 million and an extension of the term to June 13, 2020.

Dividend

On February 23, 2017, the Company declared that it will pay a dividend of CDN$0.02 per Common Share on March 16, 2017 to the holders of the Company’s outstanding Common Shareholders as the close of business on the record date of March 7, 2017. The Company did not pay dividends to shareholders in 2016, as the decision by the Board of Directors to suspend payments was done in consideration of the low gold price, the terms and conditions of the Dividend Policy and the requirements of the Canada Business Corporations Act.

8

Corporate

During 2016 the Board appointed Dr. George Albino in October, while Mr. Donald Shumka retired from the Board at the Company’s Annual General Meeting in May.

In December, the Company also announced that Paul Wright, the Company’s current President and Chief Executive Officer, will retire from these roles at the upcoming Annual General Meeting in April 2017. Mr. Wright will be succeeded by Mr. George Burns, who will also join Eldorado’s Board of Directors. Mr. Wright will continue as a member of Eldorado’s Board of Directors, taking on the position of Vice-Chairman.

Conference Call

A conference call to discuss the details of the Company’s 2016 Year End and Fourth Quarter Results will be held by senior management on February 24, 2017 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com

Conference Call Details		Replay (available until March 10, 2017)

Date:	Friday February 24, 2017	Toronto:	416 849 0833
Time:	8:30 am PT (11:30 am ET)	Toll Free:	855 859 2056
Dial in:	647 427 7450	Pass code:	4916 2097
Toll free:	888 231 8191

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to the Company’s 2016 Year-end and Fourth Quarter Financial and Operational Results, including statements or information with respect to: our guidance and outlook, including expected production, projected cash cost, planned capital and exploration expenditures for 2017 and mineral reserve and mineral resource estimates; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, mineral reserve targets, expected metallurgical recoveries, gold price outlook and proposed dividend payment; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting, permitting and operating plans and priorities, and related timelines.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

9

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other metal price volatility; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory environment and restrictions, including environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; risks related to impact of the sale of our Chinese assets on the Company’s operations; additional funding requirements; currency fluctuations; litigation risks; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the full annual financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" as defined by Canadian Securities Administrators' National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

604.607.6701 or 1.888.363.8166

kristam@eldoradogold.com

For media enquiries:

Louise Burgess, Communications Manager

604.601.6679 or 1.888.363.8166

louiseb@eldoradogold.com

10

Eldorado Gold Mineral Reserves, as of December 2016
Project		Proven Mineral Reserves			Probable Mineral Reserves
Gold	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej	22,788	1.93	1,414	21,500	1.43	988
Efemcukuru	1,687	8.08	438	2,137	7.18	493
Kisladag	205,442	0.76	5,046	11,884	0.58	221
Olympias	4,851	8.65	1,349	11,236	7.54	2,724
Perama	2,477	4.44	354	7,220	2.68	621
Skouries	73,474	0.91	2,148	79,262	0.64	1,643
Tocantinzinho	16,699	1.53	821	22,914	1.36	1,003
TOTAL GOLD	327,418	1.10	11,570	156,153	1.53	7,693
Silver	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej	22,788	10	7,004	21,500	12	8,551
Olympias	4,851	124	19,339	11,236	130	46,962
Perama	2,477	3	254	7,220	4	897
Stratoni	118	169	641	69	144	319
TOTAL SILVER	30,234	28	27,238	40,025	44	56,729
Copper	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Skouries	73,474	0.54	394	79,262	0.48	382
TOTAL COPPER	73,474	0.54	394	79,262	0.48	382
Lead	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	4,851	4.1	199	11,236	4.4	494
Stratoni	118	6.3	7	69	5.5	4
TOTAL LEAD	4,969	4.1	206	11,305	4.4	498
Zinc	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	4,851	5.1	247	11,236	6.0	674
Stratoni	118	9.2	11	69	8.2	6
TOTAL ZINC	4,969	5.2	258	11,305	6.0	680

Eldorado Gold Mineral Reserves, as of December 2016
Project		Total Proven and Probable
Gold	Tonnes	Au	In-situ Au
	(x1000)	g/t	ounces (x1000)
Certej	44,288	1.69	2,402
Efemcukuru	3,824	7.57	931
Kisladag	217,326	0.75	5,267
Olympias	16,087	7.87	4,073
Perama	9,697	3.13	975
Skouries	152,736	0.77	3,791
Tocantinzinho	39,613	1.43	1,824
TOTAL GOLD	483,571	1.24	19,263
Silver	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)
Certej	44,288	11	15,555
Olympias	16,087	128	66,301
Perama	9,697	4	1,151
Stratoni	187	160	960
TOTAL SILVER	70,259	37	83,967
Copper	Tonnes	Cu	In-situ Cu
	(x1000)%		tonnes (x1000)
Skouries	152,736	0.51	776
TOTAL COPPER	152,736	0.51	776
Lead	Tonnes	Pb	In-situ Pb
	(x1000)%		tonnes (x1000)
Olympias	16,087	4.3	693
Stratoni	187	6.0	11
TOTAL LEAD	16,274	4.3	704
Zinc	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)
Olympias	16,087	5.7	921
Stratoni	187	8.8	17
TOTAL ZINC	16,274	5.8	938

11

Eldorado Gold Mineral Resources as of December 2016
Project		Measured Resources			Indicated Resources
Gold	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej	27,518	1.80	1,592	62,463	1.23	2,472
Efemcukuru	2,277	8.58	628	2,224	8.02	574
Kisladag	383,886	0.65	8,047	93,312	0.47	1,419
Olympias	4,464	9.97	1,431	10,644	8.55	2,926
Perama	3,064	4.30	424	9,375	3.18	958
Piavitsa				0	0.00	0
Sapes				2,423	6.08	474
Skouries	100,018	0.79	2,534	189,263	0.47	2,867
Tocantinzinho	17,530	1.51	851	31,202	1.26	1,264
TOTAL GOLD	538,757	0.90	15,507	400,906	1.01	12,954
Silver	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej	27,518	9	7,768	62,463	9	17,833
Olympias	4,464	142	20,380	10,644	147	50,305
Perama	3,064	3	335	9,375	9	2,833
Piavitsa				0	0	0
Stratoni	480	218	3,364	70	169	380
TOTAL SILVER	35,526	28	31,847	82,552	27	71,351
Copper	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Skouries	100,018	0.48	484	189,263	0.40	758
TOTAL COPPER	100,018	0.48	484	189,263	0.40	758
Lead	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	4,464	4.7	210	10,644	5.0	532
Stratoni	480	8.3	40	70	7.0	5
TOTAL LEAD	4,944	5.1	250	10,714	5.0	537
Zinc	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	4,464	5.8	259	10,644	6.8	724
Stratoni	480	11.1	53	70	10.6	7
TOTAL ZINC	4,944	6.3	312	10,714	6.8	731
Iron	Tonnes	Fe		Tonnes	Fe
	(x1000)%			(x1000)%
Vila Nova	2,212	59.3		10,982	58.5
TOTAL IRON	2,212	59.3		10,982	58.5

Eldorado Gold Mineral Resources as of December 2016
Project		Total Measured and Indicated			Inferred Resources
Gold	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej	89,981	1.40	4,064	12,228	0.96	376
Efemcukuru	4,501	8.30	1,202	5,095	4.94	809
Kisladag	477,198	0.62	9,466	290,466	0.45	4,165
Olympias	15,108	8.97	4,357	3,955	8.34	1,060
Perama	12,439	3.46	1,382	8,766	1.96	554
Piavitsa	0	0.00	0	10,542	5.70	1,932
Sapes	2,423	6.08	474	1,011	10.65	347
Skouries	289,281	0.58	5,401	170,136	0.31	1,680
Tocantinzinho	48,732	1.35	2,115	2,395	0.90	69
TOTAL GOLD	939,663	0.94	28,461	504,594	0.68	10,992
Silver	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej	89,981	9	25,601	12,228	3	1,364
Olympias	15,108	146	70,685	3,955	118	15,050
Perama	12,439	8	3,168	8,766	7	1,860
Piavitsa	0	0	0	10,542	57	19,156
Stratoni	550	212	3,744	0	0	0
TOTAL SILVER	118,078	27	103,198	35,491	33	37,430
Copper	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Skouries	289,281	0.43	1,242	170,136	0.34	578
TOTAL COPPER	289,281	0.43	1,242	170,136	0.34	578
Lead	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	15,108	4.9	742	3,955	3.9	153
Stratoni	550	8.1	45	0	0.0	0
TOTAL LEAD	15,658	5.0	787	3,955	3.9	153
Zinc	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	15,108	6.5	983	3,955	4.3	171
Stratoni	550	11.0	60	0	0.0	0
TOTAL ZINC	15,658	6.7	1,043	3,955	4.3	171
Iron	Tonnes	Fe		Tonnes	Fe
	(x1000)%			(x1000)%
Vila Nova	13,194	58.7		9,519	59.7
TOTAL IRON	13,194	58.7		9,519	59.7

12

Notes on Mineral Resources and Reserves

1.	Mineral reserves and mineral resources are as of December 31, 2016.
2.	Mineral reserves are included in the mineral resources.
3.	The mineral reserves and mineral resources are disclosed on a total project basis.

MINERAL RESERVE NOTES

1.	Long Term Metal Price Assumptions
▪	Gold price: $1,200/oz
▪	Silver price: $16.00/oz (for Stratoni it was $7.74/oz Ag as governed by a streaming agreement with Silver Wheaton (Caymans) Ltd.)
▪	Copper price: $2.75/lb
▪	Lead price: $1,800/t
▪	Zinc price: $2,000/t

2.	Skouries

The current open pit and underground designs used a Cu price of $3.00/lb. Because the open pit is governed by permit limits its reserves remain unchanged at the lower reserve price of $2.75/lb. In the underground portion, the change in metal price has no impact on mine design and extraction philosophy, and placement of long-term underground infrastructure. Furthermore, the lower price does not affect the first half of the planned underground minelife due to starting in higher grade Au and Cu sections of the orebody. The latter part of the project's long minelife does contain stopes with mineral reserve tonnes and metal at risk at the lower Cu price. These are in the lowermost parts of the planned mine and along its peripheries, and comprise 7% tonnes, 4% gold metal and 6% copper metal of the stated mineral reserves.

3.	Cut-off Grades

Kisladag: $7.65 NSR; Efemcukuru: 3.24 g/t Au; Perama: 0.8 g/t Au; Tocantinzinho: 0.42 g/t Au; Skouries: $12.00 NSR (open pit), $33.33 NSR (underground); Olympias: $62.00 NSR; Stratoni: 15.54% Zn Equivalent grade (=Zn%+Pb%*1.20+Ag%*165); Certej: 0.90 g/t Au Equivalent grade (=Au(g/t)+Ag(g/t)*0.0121).

4.	Qualified Persons
▪	John Nilsson, P.Eng., of Nilsson Mine Services, is responsible for the Kisladag, Skouries open pit, Certej and Tocantinzinho reserves.
▪	Doug Jones (Registered Member - SME), consultant for the Company, is responsible for the Efemcukuru, Olympias, Stratoni and Perama Hill reserves.
▪	Colm Keogh, P.Eng, Principal Mining Engineer, AMC Mining Consultants (Canada) Ltd., is responsible for the Skouries underground reserves.

MINERAL RESOURCE NOTES

1.	Cut-off Grades

Kisladag: 0.30 g/t Au for M+I, 0.35 g/t for Inferred; Efemcukuru: 2.5 g/t Au; Perama: 0.5 g/t Au; Tocantinzinho: 0.3 g/t Au; Certej: 0.7 g/t Au; Skouries: 0.20 g/t Au Equivalent grade (open pit), 0.60 g/t Au Equivalent grade (underground) (=Au g/t + 1.6*Cu%); Piavitsa: 3.5 g/t Au; Sapes: 2.5 g/t Au (underground), 1.0 g/t Au (open pit). Resource cut-offs for Olympias and Stratoni are geological based due to the sharpness of the mineralized contacts and the high-grade nature of the mineralization.

13

2.	Qualified Persons
▪	Stephen Juras, Ph.D., P.Geo., Director, Technical Services for the Company, is responsible for all of the Company's mineral resources except for those associated with Sapes.
▪	Peter Lewis, Ph.D., P.Geo., Vice President, Exploration for the Company, is responsible for the Sapes mineral resources.

14

Q4 and Full Year 2016 Gold Production Highlights (in US$)

	Fourth Quarter 2016	Fourth Quarter 2015	2016	2015	2017 Outlook[5]
Gold Production
Ounces Sold	105,022	171,310	483,461	705,310	n/a
Ounces Produced[1]	103,144	169,732	486,025	723,532	365,000 to 400,000
Cash Operating Cost ($/oz)[2,4]	531	567	579	552	485 to 535
Total Cash Cost ($/oz)[3,4]	554	620	621	606	n/a
Realized Price ($/oz - sold)	1,211	1,105	1,253	1,168	n/a
Kişladağ Mine, Turkey
Ounces Sold	59,416	64,395	211,284	280,892	n/a
Ounces Produced	59,591	64,574	211,161	281,280	230,000 to 245,000
Tonnes to Pad	3,916,917	4,755,500	16,565,254	19,146,685	n/a
Grade (grams / tonne)	0.74	0.68	0.80	0.70	n/a
Cash Operating Cost ($/oz)[4]	456	510	474	543	500 to 550
Total Cash Cost ($/oz)[3,4]	465	526	488	558	n/a
Efemçukuru Mine, Turkey
Ounces Sold	25,266	25,897	99,744	99,147	n/a
Ounces Produced	23,213	24,434	98,364	100,482	95,000 to 105,000
Tonnes Milled	123,815	118,870	476,528	454,863	n/a
Grade (grams / tonne)	7.39	7.21	7.4	7.82	n/a
Cash Operating Cost ($/oz)[4]	512	559	514	521	525 to 575
Total Cash Cost ($/oz)[3,4]	522	588	530	540	n/a
Tanjianshan Mine, China
Ounces Sold	10,912	16,808	49,266	97,563	n/a
Ounces Produced	10,912	16,808	49,266	97,563	n/a
Tonnes Milled	121,237	256,371	869,964	1,060,176	n/a
Grade (grams / tonne)	1.70	2.41	1.90	3.14	n/a
Cash Operating Cost ($/oz)[4]	785	656	819	473	n/a
Total Cash Cost ($/oz)[3,4]	892	855	970	646	n/a
Jinfeng Mine, China
Ounces Sold	-	41,979	66,902	149,552	n/a
Ounces Produced	-	36,707	68,195	149,655	n/a
Tonnes Milled	-	313,119	766,697	1,303,863	n/a
Grade (grams / tonne)	-	4.13	3.32	4.13	n/a
Cash Operating Cost ($/oz) [4]	-	641	705	587	n/a
Total Cash Cost ($/oz) [3,4]	-	716	791	669	n/a
White Mountain Mine, China
Ounces Sold	9,428	22,231	56,265	78,156	n/a
Ounces Produced	9,428	22,231	56,265	78,156	n/a
Tonnes Milled	95,278	217,950	717,145	849,335	n/a
Grade (grams / tonne)	2.99	3.83	2.78	3.30	n/a
Cash Operating Cost ($/oz) [4]	759	536	731	653	n/a
Total Cash Cost ($/oz) [3,4]	813	573	773	691	n/a
Olympias, Greece
Ounces Sold	-	-	-	-	n/a
Ounces Produced[1]	-	4,978	2,774	16,396	40,000 to 50,000
Tonnes Milled	-	166,427	87,350	589,675	n/a
Grade (grams / tonne)	-	2.25	2.47	1.99	n/a
Cash Operating Cost ($/oz)[4]	-	-	-	-	n/a
Total Cash Cost ($/oz)[3,4]	-	-	-	-	n/a

1 Ounces produced include production from tailings retreatment at Olympias.

2 Cost figures calculated in accordance with the Gold Institute Standard.

3 Cash operating costs, plus royalties and the cost of off-site administration.

4 Cash operating costs and total cash costs are non-IFRS measures. Please see our MD&A for an explanation and discussion of these.

5 Outlook assumes the following metal prices: Gold $1,150 per ounce; Silver $20 per ounce.

15

Eldorado Gold Corporation

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	December 31, 2016	December 31, 2015

		$	$
ASSETS
Current assets
Cash and cash equivalents	6	883,171	288,189
Term deposits		5,292	4,382
Restricted cash		240	248
Marketable securities		28,327	18,331
Accounts receivable and other	7	54,315	85,468
Inventories	8	120,830	175,626
		1,092,175	572,244
Other assets	10	48,297	83,147
Defined benefit pension plan	16	11,620	11,451
Property, plant and equipment	11	3,645,827	4,747,759
Goodwill	12	-	50,276
		4,797,919	5,464,877
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	13	90,705	236,819
		90,705	236,819
Debt	14	591,589	589,395
Defined benefit pension plan	16	10,882	6,720
Asset retirement obligations	15	89,778	102,636
Deferred income tax liabilities	17	443,501	607,871
		1,226,455	1,543,441
Equity
Share capital	18	2,819,101	5,319,101
Treasury stock		(7,794)	(10,211)
Contributed surplus		2,606,567	47,236
Accumulated other comprehensive loss		(7,172)	(20,572)
Deficit		(1,928,024)	(1,583,873)
Total equity attributable to shareholders of the Company		3,482,678	3,751,681
Attributable to non-controlling interests		88,786	169,755
		3,571,464	3,921,436
		4,797,919	5,464,877

Approved on behalf of the Board of Directors

(Signed) John Webster             Director

(Signed) Paul N. Wright           Director

Please see the Consolidated Financial Statements dated December 31, 2016 for notes to the accounts.

16

Eldorado Gold Corporation

Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

For the year ended December 31	Note	2016	2015
		$	$
			(restated)*
Revenue			*See note 5.
Metal sales		432,727	479,079

Cost of sales
Production costs	26	194,669	252,122
Inventory write-down		-	12,024
Depreciation and amortization		74,887	89,320
		269,556	353,466
Gross profit		163,171	125,613

Exploration expenses		18,773	16,328
Mine standby costs		16,140	10,244
General and administrative expenses		37,851	44,075
Defined benefit pension plan expense	16	5,602	2,920
Share based payments	19	10,559	15,877
Impairment loss on property, plant and equipment and goodwill	11, 12	-	1,842,965
Other write-down of assets		4,529	10,064
Foreign exchange loss		2,708	15,044
Operating profit (loss)		67,009	(1,831,904)

Loss on disposal of assets		2,121	3
Loss on marketable securities and other investments		4,881	-
Other income		(243)	(7,278)
Asset retirement obligation accretion	15	1,795	1,931
Interest and financing costs	27	9,757	17,574

Profit (loss) from continuing operations before income tax		48,698	(1,844,134)
Income tax expense (recovery)	17	56,205	(221,390)
Loss from continuing operations		(7,507)	(1,622,744)
Loss from discontinued operations	5	(339,369)	(22,398)
Loss for the year		(346,876)	(1,645,142)

Attributable to:
Shareholders of the Company		(344,151)	(1,540,895)
Non-controlling interests		(2,725)	(104,247)
Loss for the year		(346,876)	(1,645,142)

Loss attributable to shareholders of the Company
Continuing operations		(2,683)	(1,512,435)
Discontinued operations		(341,468)	(28,460)
		(344,151)	(1,540,895)

Weighted average number of shares outstanding (thousands)	28
Basic		716,587	716,586
Diluted		716,593	716,590

Loss per share attributable to shareholders
of the Company:
Basic loss per share		(0.48)	(2.15)
Diluted loss per share		(0.48)	(2.15)

Loss per share attributable to shareholders
of the Company - continuing operations:
Basic loss per share		(0.00)	(2.11)
Diluted loss per share		(0.00)	(2.11)

Please see the Consolidated Financial Statements dated December 31, 2016 for notes to the accounts.

17

Eldorado Gold Corporation

Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

For the year ended December 31	Note	2016	2015
		$	$

Loss for the year		(346,876)	(1,645,142)
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets, net of income		9,687	(2,232)
tax of $1,428 and $nil
Transfer of realized loss on disposal of availabe-for-sale financial assets		4,901	-
Actuarial losses on defined benefit pension plans	16	(1,188)	(213)
Total other comprehensive income (loss) for the year		13,400	(2,445)
Total comprehensive loss for the year		(333,476)	(1,647,587)

Attributable to:
Shareholders of the Company		(330,751)	(1,543,340)
Non-controlling interests		(2,725)	(104,247)
		(333,476)	(1,647,587)

Please see the Consolidated Financial Statements dated December 31, 2016 for notes to the accounts.

18

Eldorado Gold Corporation

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the year ended December 31	Note	2016	2015
		$	$
			(restated)*
Cash flows generated from (used in):			*See note 5.
Operating activities
Loss for the year from continuing operations		(7,507)	(1,622,744)
Items not affecting cash:
Asset retirement obligation accretion		1,795	1,931
Depreciation and amortization		74,887	89,320
Unrealized foreign exchange loss		1,191	2,236
Deferred income tax expense (recovery)		9,039	(265,448)
Loss on disposal of assets		2,121	3
Other write-down of assets		4,529	10,064
Impairment loss on property, plant and equipment		-	1,842,965
Loss on marketable securities and other investments		4,881	-
Share based payments		10,559	15,877
Defined benefit pension plan expense		5,602	2,920
		107,097	77,124
Property reclamation payments		(2,662)	(551)
Changes in non-cash working capital	20	32,295	96,807
Net cash provided by operating activities of continuing operations		136,730	173,380
Net cash provided by operating activities of discontinued operations		(23,067)	49,978

Investing activities
Net cash paid on acquisition of subsidiary		(603)	-
Purchase of property, plant and equipment		(297,667)	(347,060)
Proceeds from the sale of property, plant and equipment		4,916	2,312
Proceeds from sale of mining interest net of transaction costs	5	792,511	-
Proceeds on production of tailings retreatment		3,708	17,918
Purchase of marketable securities		(2,526)	(16,312)
Proceeds from the sale of marketable securities		3,665	-
Investment in term deposits		(910)	(1,582)
Decrease in restricted cash		9	601
Net cash provided (used) by investing activities of continuing operations		503,103	(344,123)
Net cash used by investing activities of discontinued operations		(21,784)	(48,744)

Financing activities
Issuance of common shares for cash		-	121
Dividend paid to shareholders		-	(11,257)
Purchase of treasury stock		-	(2,394)
Long-term and bank debt proceeds		70,000	-
Long-term and bank debt repayments		(70,000)	-
Net cash used by financing activities of continuing operations		-	(13,530)
Net cash used by financing activities of discontinued operations		-	(27,286)

Net increase (decrease) in cash and cash equivalents		594,982	(210,325)
Cash and cash equivalents - beginning of year		288,189	498,514
Cash and cash equivalents - end of year		883,171	288,189

Please see the Consolidated Financial Statements dated December 31, 2016 for notes to the accounts.

19

Eldorado Gold Corporation

Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the year ended December 31,	Note	2016	2015
		$	$
Share capital
Balance beginning of year		5,319,101	5,318,950
Shares issued upon exercise of share options, for cash		-	121
Transfer of contributed surplus on exercise of options		-	30
Capital reduction	18	(2,500,000)	-
Balance end of year		2,819,101	5,319,101

Treasury stock
Balance beginning of year		(10,211)	(12,949)
Purchase of treasury stock		-	(2,394)
Shares redeemed upon exercise of restricted share units		2,417	5,132
Balance end of year		(7,794)	(10,211)

Contributed surplus
Balance beginning of year		47,236	38,430
Share based payments		10,264	16,258
Shares redeemed upon exercise of restricted share units		(2,417)	(5,132)
Recognition of other non-current liability and related costs		(1,416)	(2,290)
Reversal of other current liability and related costs		52,900	-
Transfer to share capital on exercise of options and deferred
phantom units		-	(30)
Capital reduction	18	2,500,000
Balance end of year		2,606,567	47,236

Accumulated other comprehensive loss
Balance beginning of year		(20,572)	(18,127)
Other comprehensive loss for the year		13,400	(2,445)
Balance end of year		(7,172)	(20,572)

Deficit
Balance beginning of year		(1,583,873)	(31,721)
Dividends paid		-	(11,257)
Loss attributable to shareholders of the Company		(344,151)	(1,540,895)
Balance end of year		(1,928,024)	(1,583,873)
Total equity attributable to shareholders of the Company		3,482,678	3,751,681

Non-controlling interests
Balance beginning of year		169,755	283,331
Loss attributable to non-controlling interests		(2,725)	(104,247)
Dividends declared to non-controlling interests		-	(10,929)
Increase during the period		3,257	1,600
Decrease due to sale of China Business and others	5	(81,501)	-
Balance end of year		88,786	169,755

Total equity		3,571,464	3,921,436

Please see the Consolidated Financial Statements dated December 31, 2016 for notes to the accounts.

20